Filed by Transocean Ltd. (Commission File No. 001-38373)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Ocean Rig UDW Inc. (Commission File No. 001-35298)

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT RIG - Q3 2018 Transocean Ltd Earnings Call EVENT DATE/TIME: OCTOBER 30, 2018 / 1:00PM GMT OVERVIEW: Co. reported 3Q18 net loss attributable to controlling interest of $409m, or $0.88 per diluted share. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call CORPORATE PARTICIPANTS Bradley Alexander Transocean Ltd. - VP of IR Jeremy D. Thigpen Transocean Ltd. - President, CEO & Executive Director Mark-Anthony Lovell Mey Transocean Ltd. - Executive VP & CFO Roddie Mackenzie Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations CONFERENCE CALL PARTICIPANTS Colin Michael Davies Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst Eirik Røhmesmo Clarksons Platou Securities AS, Research Division - Co-Head of Research Gregory Robert Lewis BTIG, LLC, Research Division - MD Ian MacPherson Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Madhav Sanwal UBS Investment Bank, Research Division - Director and Equity Research Analyst Taylor Zurcher Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Oil Service Research PRESENTATION Operator Good day, and welcome to the Third Quarter 2018 RIG Earnings Conference Call, Transocean Limited. Today's conference is being recorded. At this time, I'd like to turn the conference over to Bradley Alexander. Please go ahead, sir. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Brandon. Good morning, and welcome to Transocean's Third Quarter 2018 Earnings Conference Call. A copy of our press release covering financial results, along with supporting statements and schedules, including reconciliations and disclosures regarding non-GAAP financial measures are posted on our website at deepwater.com. Joining me on this morning's call are Jeremy Thigpen, President and Chief Executive Officer; Mark Mey, Executive Vice President and Chief Financial Officer; and Roddie Mackenzie, Senior Vice President of Marketing and Contracts. During the course of this call, Transocean management may make certain forward-looking statements regarding various matters related to our business and company that are not historical facts. Such statements are based upon the current expectations and certain assumptions and are therefore, subject to certain risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our SEC filings for more information regarding our forward-looking statements, including the risks and uncertainties that could impact our future results. Also, please note that the company undertakes no duty to update or revise forward-looking statements. Following Jeremy and Mark's prepared comments, we will conduct a question-and-answer session. During this time, to give more participants an opportunity to speak on this call, please limit yourself to one initial question and one follow-up. Thank you very much. I'll now turn the call over to Jeremy. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Thank you, Brad, and welcome to everyone participating in today's call. As reported in yesterday's earnings release, for the third quarter of 2018, the company generated adjusted normalized EBITDA of $341 million on $816 million in total contract drilling revenues. The industry leading EBITDA was once again driven by the efficient conversion of our well-priced $11.5 billion backlog, with strong uptime performance across our global fleet, generating revenue efficiency in excess of 95% and the continued focus on organizational and operational efficiency, resulting in adjusted normalized EBITDA margins of over 42% in quarter. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call In addition to producing solid operating results, during the third quarter, we entered into a definitive agreement to acquire Ocean Rig and its fleet of 13 floaters. When we considered all of the possible options for further high grading our fleet of ultra-deepwater and harsh environment floaters without compromising our liquidity position or balance sheet flexibility, Ocean Rig provided the right strategic opportunity for us. The Ocean Rig fleet is currently comprised of 9 ultra-deepwater drillships, which are 7 years of age or younger, 2 harsh environments semisubmersibles and 2 high specification ultra-deepwater drillships, the Santorini and the Crete, which are currently under construction. It's important to note that the shipyard has extended Ocean Rig attractive financing in terms on the 2 newbuilds. The Santorini is scheduled for delivery in 2019 with the final shipyard payment not due until 2023, and the Crete is scheduled for delivery in 2020, with the final shipyard payment not due until 2024. According to our internal rig ranking tool, upon completion of this acquisition, we will control 31 of the top 100 ultra-deepwater and 7 of the top 25 harsh environment assets in the world, strategically positioning us well ahead of the competition and better equipping us to capitalize on the market as it continues to recover. Additionally, Ocean Rig will add approximately $743 million to our industry-leading backlog, with ongoing operations with strategic customers in Norway and West Africa. The Extraordinary General Meeting, providing our shareholders the opportunity to vote on the proposed transaction, has been scheduled for November 29, and we anticipate closing the transaction in December. Once closed, we will work quickly to fully integrate Ocean Rig into Transocean and begin realizing the $70 million in annualized synergies that we expect to generate through this combination. While we are pleased with the size, composition and quality of our floater fleet, we may consider future opportunities that would enhance our industry-leading position. Having said that, we will remain very consistent and disciplined in our approach, exclusively targeting top-tier ultra-deepwater and harsh environment assets as part of transactions that do not materially compromise our near-term liquidity position. As you will remember, just over a year ago, we employed that disciplined approach when we entered into an agreement to acquire Songa Offshore. With Songa, we acquired almost $4 billion in high margin backlog and 4 new high-specification harsh environment semisubmersibles at a time when demand for these assets was beginning to strengthen in Norway. Since that time, the market has continued to improve, driving a 40% increase in purchase prices for similar assets. Today, we believe that the global ultra-deepwater drilling market is on the verge of a similar recovery, which is why we made the decision to approach Ocean Rig. While the precise timing and trajectory of that recovery is still materializing, many data points clearly suggest that we are poised for an increase in demand and ultimately, in day rates, in the ultra-deepwater market. In support of that thesis, we recently executed a contract for the Petrobras 10000 in Brazil, at incremental day rates that are well above the spot prices seen in the market over the past 3 years. In addition to this contract, we have witnessed a material increase in offshore contracting activity in recent quarters. And based on our frequent and direct conversations with our customers, we know that there are a number of ultra-deepwater projects on the horizon across our customer base and in every major ultra-deepwater basin around the world. As such, we are confident that our acquisition of Ocean Rig provides us with a unique and timely opportunity to increase the number of modern high-specification ultra-deepwater drillships that we have in our fleet, better positioning us to capitalize on the market recovery. Following the transaction, we will have 5 high-specification ultra-deepwater drillships constructed within the past 5 years, which will be available for contracting in 2019, with 3 more available in 2020. Since these are the efficient drilling machines that our customers prefer, we expect them to be in high demand as the recovery continues to take shape. While we're certainly excited about the prospect of adding new high-specification assets to our fleet, we recognize that we must continue to evaluate the competitiveness of some of our older rigs. To that end, during the quarter, we identified and retired 2 additional assets: the CR Luigs and the Songa Delta. These retirements were executed because we determined that these rigs were unlikely to be competitive with the newer, more efficient assets, which have been recently introduced to the market. Overall, we have now recycled 45 floaters, and when including our decision to exit the jackup market, we have divested a total of 60 rigs since the start of the downturn. Considering the addition of the Songa Offshore fleet, our acquired interest in the Transocean Norge and upon completion of the Ocean Rig transaction, we will have a fleet of 57 floaters, over twice the number of our next nearest competitor, of which almost 90% are 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call either characterized as harsh environment or ultra-deepwater. In short, we have completely transformed our fleet over the past 3 years into a much younger, higher-specification fleet of floating rigs designed to operate in the industry's most challenging environments and most demanding applications. Turning now to the market. Since our second quarter call, we have added $465 million of backlog, bringing our total contract awards over the past 4 quarters to approximately $1.5 billion. Over a trailing 12-month period, this is the largest quantity of backlog we've added since 2014, providing further evidence that we are in the early stages of that market recovery. Starting with the harsh environment market, in August, we extended the Husky contract on Henry Goodrich for 12 months through November 2019, adding $100 million in backlog, with an additional opportunity to earn a performance bonus, which would enhance our already solid margin on this rig. You may remember that the Goodrich was the first reactivation we completed almost 3 years ago, and this profitable extension further justifies the strategy we have employed as a company regarding the reactivation of our assets. Needless to say, we're extremely pleased to keep this rig working in Canada, where it has a very strong operational reputation and a great market position. Additionally, in the harsh environment market of Norway, we have executed the maiden contract for the Transocean Norge. When we entered into the joint venture with Hayfin Capital to acquire the Norge, we were confident that we could quickly place her. Fortunately, we were able to contract her even prior to her expected delivery in early 2019. In line with the current base rates for assets of this capability, you earn a day rate of approximately $300,000, with performance bonus opportunities that provide additional upside for strong safety and drilling performance. The contract is currently expected to commence shortly after acceptance and mobilization near the middle of next year. We have also added a 3-well contract to the Transocean leader with Hurricane Energy that begins in February. This marks the third Transocean rig that Hurricane has contracted since 2016 and demonstrates the confidence that Hurricane has in the quality of our fleet and our crews. The estimated value of this contract is approximately $27 million. Lastly, we begin contracting the Paul B. Loyd with BP in the UK for a 2-well contract beginning in March, with 4 1-well options. This is a very welcomed reunion of BP and Transocean on the Loyd, building on our previous 24 years of activity with BP on this rig. Turning to the ultra-deepwater market, we're pleased to have received the previously mentioned 26-month extension for the Petrobras 10000, which added approximately $185 million to our backlog. This working commitment August of next year at the conclusion of the initial 10-year contract period with Petrobras. As previously noted, this contract is significant as its day rate is well above the depressed pricing of previous fixtures and represents a tangible sign of strengthening in the Brazilian market. This contract also helps us to retain our continuity in country and maintain our long-standing relationship with Petrobras, both of which are important as we position ourselves to respond to their upcoming round of new tenders. It should also be noted that in addition to the headline day rate on the Petrobras 10000, we expect to receive approximately $16 million associated with the licensed use of our patented dual activity technology, which remains valid in Brazil through 2025. We also contracted the KG2 with CNOOC in China for a 3-well term with 2 1-well options beginning in February. This rig has just recently completed a very successful campaign in the Asia-Pacific region, so we are very pleased to so quickly be putting her back to work. It's important to note that we do not believe these pictures with Petrobras are seen to be outliers. Our marketing and contracts team is building more inbound customer requests, and they happen at the start of the downturn. And the number of ultra-deepwater fixtures continues to increase throughout the world. As such, we are growing increasingly encouraged about the possibilities we think are likely to emerge in the coming months for the assets in our fleet. In preparation for what we believe to be an imminent recovery in the ultra-deepwater market, we are carefully assessing our fleet, determining the assets we believe our customers are most likely to contract first and fine-tuning our detailed reactivation plans, including our crew complement for each rig. With the assets that will be added from the Ocean Rig acquisition, we will soon have 3 warm-stacked ultra-deepwater drillships in our fleet. Naturally, these assets will be our top priorities as we endeavor to place rigs on contracts with our customers because the reactivation cost for such assets are comparatively low, generally less than $5 million, with the majority of that cost associated with the re-crewing the rig. At this point, we do not intend to reactivate our cold-stack assets on speculation, instead, we will closely monitor the market and reactivate our rigs to fulfill contracts in which the day rates and contract terms reach the necessary levels to make the economics and the risk profiles more attractive. Speaking of day rates, we believe that rates should begin to appreciate as we move through 2019 and into 2020. We have this belief because of the improving sentiment in the energy space. The increase we are seeing in contracting activity is not surprising as Brent oil prices have remained steadily above $70 per barrel for most of the year and recently climbed above $80 per barrel. These relatively high and sustained prices have meaningfully improved the cash flows and strengthened the balance sheets of our customers. Additionally, energy demand continues to show healthy levels of growth, and the supply backdrop indicates the need for increased investment. This, combined with current offshore breakeven price per barrel economics for most projects 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call at levels ranging from the $40s to as low as the low $20s is increasing our customers' level of optimism around future offshore developments. In short, the combination of relatively high and sustained oil prices, low project breakevens, high free cash flows for our customers and the need to replace reserves appears to be directly impacting contracting as 40 deepwater contracts were signed in the quarter, an increase of almost 40% sequentially, with tenders increasing almost 10% sequentially to 117. Needless to say, we are encouraged by the direction of the market. 12 to 18 months ago, some analysts and investors questioned whether the offshore market would ever rebound. Today, most agree that recovery is on the horizon and are simply asking questions about the timing and shape. As we await the answers to those critical questions, we'll remain focused on safety, equipment reliability, drilling efficiency and our cost structure. While continuing to exercise discipline in contracting our existing fleet and evaluating strategic opportunities to further enhance it. Before handing the call over to Mark, I would just like to thank the entire Transocean team for delivering another strong quarter. I sincerely appreciate your continued commitment and focus and ask that you maintain both as we close out the year. Mark? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Thank you, Jeremy, and good day to all. During today's call, I will recap our third quarter results and then provide an update to our 2018 guidance, provide some early commentary on our 2019 cost expectations and discuss our liquidity forecast. Lastly, I'll provide an update on the Ocean Rig acquisition. For the third quarter of 2018, we reported net loss attributable to controlling interest of $409 million or $0.88 per diluted share. After adjusting for unfavorable items associated with the impairment charges related to the previously announced floater retirements and the write-off of goodwill, we reported an adjusted net income of $30 million or $0.06 per diluted share. Further details are included in our press release. Highlights for the third quarter include an increase of 134 operating days on the fleet relative to the prior quarter due to the commencement of a new contract with the KG1, a full quarter of operations from Discoverer India, KG2, Transocean Enabler and Transocean Arctic and increase in revenue from the prior quarter of approximately $27 million. Additionally, we had fleet-wide revenue efficiency of 95% that contributed to an adjusted normalized EBITDA margin of 42.7% that continues to lead the industry and showcase the strength of both our backlog and operational performance. Operating and maintenance expense of $447 million was above our guidance but consistent with the greater-than-expected increase in customer reimbursable costs. General and administrative expense was $35 million for the quarter, $17 million lower sequentially and in line with expectations as the second quarter was negatively impacted by the voluntary employee retirement plan. Turning to the balance sheet and cash flow. Cash flow from operations totaled $214 million compared with $3 million in the prior quarter. The increase was primarily due to the timing of interest and insurance payments. Additionally, we saw a decrease in the magnitude of our income tax payments from the prior quarter. As we discussed on the last quarter's call, we accessed the debt capital markets twice during the third quarter using a Deepwater Pontus and the Songa Enabler and Encourage as collateral for 2 separate secured financings. The proceeds from these offerings were used to retire the Songa-related debt that we assumed as part of the acquisition earlier this year. Through the third quarter, we opportunistically repurchased $11 million of our debt due in 2022 in the open market. We ended the quarter with total liquidity of approximately $3.3 billion, including cash and cash equivalents of $2.3 billion and a $1 billion of undrawn revolving credit facility capacity. This results in a reduction of our net debt position by approximately $100 million. Last week, we again accessed the debt capital markets, issuing $750 million of priority guaranteed notes with a 2025 maturity, receiving net proceeds of $735 million. The net proceeds will be used to pay a portion of the cash consideration for the Ocean Rig acquisition. We'll continue to be disciplined in our approach to maintain our liquidity runway, availing opportunities to enhance our liquidity and strategically addressing our near and midterm debt maturities. Let me now provide an update on our 2018 financial expectations. For the fourth quarter of 2018, assuming revenue efficiency of 95% on our active fleet, we expect total contract drilling revenues to be down approximately 11%. This forecast includes the impact of the recent Petrobras 10000 contract blend and extend, the reduction of early termination revenue on the Discoverer Clear Leader and $30 million amortization related to the Songa contract intangible revenues. We expect fourth quarter O&M expense to be approximately $454 million. This includes reimbursable expenses of approximately $22 million. In addition to the increased reimbursable expenses, this sequential increase in O&M expense related to contract preparation related to our recently announced reactivation of the ultra-deepwater floater Development Driller III. The rig is expected to commence 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call operations in Equatorial Guinea in the first quarter of next year. We expect G&A expense for the fourth quarter to be approximately $43 million. The sequential increase primarily relates to increased professional and other fees, offset by recovery of legal fees in Norway recognized in the third quarter that should not reoccur. Net interest expense for the fourth quarter is expected to be approximately $152 million. This forecast includes capitalized interest of approximately $9 million and interest income of $11 million. Capital expenditures, including capitalized interest for the fourth quarter are anticipated to be approximately $49 million, in line with the third quarter. Our fourth quarter cash taxes are expected to be approximately $10 million. Looking specifically at the Transocean Norge, the high-specification harsh environment semisubmersible, in which we own a 33% interest. We would not consolidate the rig-owning entity, and our interest in the rig will be reflected as an investment in unconsolidated affiliates. We will, however, operate the Norge with a Transocean entity, and therefore, include 100% of its backlog in revenue within our results. Due to the ownership of the rig residing with the joint venture, we will recognize income at both the operating and other income lines. We'll provide further detail regarding this joint venture on our fourth quarter earnings call. Although, we will reserve providing our full 2019 cost guidance until after the closing of Ocean Rig transaction in December and the completion of the combined company budget, let me offer a few high-level comments. I have previously guided you to expect annual maintenance expenditures to fluctuate by the number of special-purpose services to be performed during each year. For 2018, we had 2SPSs. For 2019, we expect 7 SPSs. We'll complete routine 5-year SPSs on the Deepwater Invictus and Deepwater Asgard, 10-year SPSs on the Deepwater Inspiration, Petrobras 10000 and Transocean Spitsbergen. And through a 35-year SPSs on the Transocean Arctic and a Sedco 712. Our estimated costs for these 7 surveys in 2019 is approximately $50 million, of which 80% will be expensed and should result in 57 days out of service. Compared to historical costs for these number of surveys, this is significantly lower, a direct result of earlier planning, performing portions of the work between the survey dates and the benefits we are recognizing from our OEM care agreements. The 2 5-year surveys and the 10-year on the Deepwater Inspiration are expected to be performed without any out-of-service days and a total cost of just over $2 million. The 10-year survey on the Petrobras 10000 is expected to result in only 5 out-of-service days in the third quarter. The 10-year SPS on the Spitsbergen is expected to result in 21 out-of-service days in the third quarter, where, in addition to the survey, we expect to enhance the riser tensioner system. This will enable us to work in wells with less robust volume and weight tolerances. Regarding our 2 35-year SPSs, we're performing a routine survey on the Sedco 712, and we estimate it will take 30 days in the first quarter. Looking more closely at the survey on the Transocean Arctic, we expect it to be out of service for approximately 21 days also in the first quarter. We will perform enhancements to the well control system, along with certifications on the rig structure and propulsion system. We anticipate this will extend the service life by 3 years and permit us to capitalize the $35 million of costs, $28 million of which will be spent in 2019. We also note that in several countries where we operate, labor unions are successfully negotiating salary increases for offshore employees. We can see modest labor cost inflation in 2019, with cost escalation clauses in our longer-term contracts offsetting these costs. Turning now to our projected liquidity at December 31, 2020. Including our new $1 billion revolving credit facility which matures in June 2023, our end of year 2020 liquidity is estimated to be between $1.2 billion and $1.4 billion. This amount includes the $240 million we expect to close the Ocean Rig transaction, I mean, from our current cash balances but excludes any cash from Ocean Rig operations for the period in December post closing. This liquidity forecast includes an estimated 2019 CapEx of $241 million, $86 million of which is related to 2 newbuild drillships at Jurong. 2019 maintenance CapEx is expected to be approximately $155 million. This includes the implementation of a new ERP system and the build-out of our new corporate office building. Initially, we currently forecast 2020 CapEx to be approximately $1.1 billion. This includes the final payment of approximately $965 million on the remaining 2 newbuild drillships at Jurong and $115 million for maintenance CapEx. Please note that our CapEx guidance excludes any rig reactivations. Before I conclude, I'd like to make a few brief comments regarding the pending acquisition of Ocean Rig. We received the required approvals from the Brazilian and Norwegian antitrust authorities and have filed both an S4 registration statement and a joint proxy statement with Ocean Rig. These filings were reviewed by the SEC as customary for these types of transactions. As previously mentioned, the Extraordinary General Meeting is scheduled for November 29 at 5 p.m. Swiss Time at Transocean's offices in Steinhausen, Switzerland to vote on the proposed acquisition. We expect to close the transaction by mid-December. Meanwhile, integration planning is well underway, enabling full realization of the previously discussed synergies in 2019. I'd now like to turn the call back over to Brad. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Mark. Brandon, we're now ready to take questions. (Operator Instructions) QUESTIONS AND ANSWERS Operator (Operator Instructions) The first question will come from Eirik Røhmesmo with Clarksons.  Eirik Røhmesmo - Clarksons Platou Securities AS, Research Division - Co-Head of Research Just speaking about day rates, you are mentioning the Petrobras 10000, that's higher than the current spot market. Can we see this as a proxy for other contracts starting in, sort of, bit forward start upon a bit of term on them? Or is this a one-off? How would you think about that? Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, Eirik, this is Roddie. Yes, that's exactly --we see that as a trend. Certainly, we've been very disciplined in how we're contracting the fleet for long-term opportunities. So I would say, certainly, we should see amongst the market, a much better discipline about keeping rates a bit higher and certainly, a lot more profitable for the longer-term contracts. Eirik Røhmesmo - Clarksons Platou Securities AS, Research Division - Co-Head of Research All right. And a second question. You have a couple of older rigs that are rolling off contract or have recently rolled off. Do you see any opportunities for these further? Or should we expect these to get retired in the near term? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director I think, wait and see. But we've long since said that we probably still have a few more assets in our fleet that as they roll off contract, we don't expect them to be marketable going forward. But as long as they're earning a day rate today, that's not a decision we're going to make right now. Operator The next question will come from Greg Lewis with BTIG. Gregory Robert Lewis - BTIG, LLC, Research Division - MD I guess, Roddie, as we think about the North Sea, we're heading in towards the winter season, it's typically a little bit slower. Just looking at a few of the rigs that were in the North Sea, it looks like there are some gaps between when they roll off current contracts and when they go on the new contracts more in the springtime. How should we be thinking about the cadence and the tenor, like --so like --as I look ahead to the '19, '20 winter, should we continue to expect some seasonality in the North Sea? Or are you seeing things that maybe convince you? Or you're thinking that maybe we're working through the winter this time next year? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, okay. Good question. So let me tell you from the Norwegian side, we're essentially sold out on high-spec rigs across the fleet and actually, the industry. And what we've seen is that a couple of our rigs have been delivering well ahead of schedule. So they are actually creating their own gaps by delivering the wells quicker. But in that market, the demand has been strong enough that so far, we've been able to fill those gaps with additional wells. So I think, Norway is already looking very good for this winter, and we would expect that the same would continue on for next winter. In the U.K. it's really interesting, we always expect there'll be quite a few idle rigs over the winter, but we're really seeing a rush of fixtures and awards, and it's beginning to look like a sellout in the summer of 2019. So the operators are now seriously considering winter programs. So we actually expect there'll only be a small amount of idle time this winter, and certainly, a lot of programs are going to either have to be pushed all the way to 2020 or we're going to see more activity in the winter of 2019. So I think you're just getting away from that ability to pick and choose the exact timing and having to consider the availability of the rigs rather than just the demand for the services. So we're quite positive about this winter being better than last winter and certainly, very positive about the winter of 2020. Gregory Robert Lewis - BTIG, LLC, Research Division - MD Okay, great. And then just one for me on activity in Brazil. I guess, Petrobras has some existing tenders out there. Realizing that industry sources can be wrong, it doesn't --it looks like maybe Ocean Rig is bidding into some of these like multiyear tenders, but it looked like Transocean's name was noticeably absent in a couple of those 3-, 4-year tenders. Just kind of wondering, is that a function of availability? Or like --or we --should we be thinking about Ocean Rig and Transocean, kind of, as one going forward as we look at potential bidding by Transocean? Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Well, certainly, at this stage, we are separate entities. So going forward, that will only really be applicable from December onwards. But on those other tenders, you're right. Actually, this is a really exciting time because you're basically seeing Petrobras themselves are going to award at least 3 tenders in the next 6 months, probably, 4 rigs in total, with 2 of them being for Libra. In terms of go-forward tenders, they also have another couple of tenders that are out, that we will be participating in. And we actually think that Petrobras alone could award 6 rigs by the middle of 2019. So very positive sentiment for Brazil. And the one thing I would say is about the elections in Brazil, with Jair in place now, he had promised deregularization and then privatization of some of the Petrobras' subsidiaries and essentially, ensuring that they'll maintain the auction calendar for the block bed. So everything, kind of, points to paving the way for the investment and acceleration of awards in Brazil, and that's even before we've discussed the IOC tenders. So looking pretty positive there. In terms of your rumors about Ocean Rig's position, I couldn't comment on that but if they happen to win some stuff in Brazil, that's fine. Operator Your next question will come from Ian MacPherson with Simmons. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Jeremy, you put --you discussed the Ocean Rig Crete and Santorini pretty much up front in your prepared remarks, which to me sounds like, you're pretty sweet on those. But that's a lot of incremental capital to spend compared to all of the other money you're already spending on the open Ocean Rig fleet in your own available reactivation. So would you walk us through the thought process for those 2 rigs in particular as well as maybe the eventual full buy-in of the Norge at a later point in time? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Sure. I'll start and then hand it over to Mark for additional color. I mean, these are 2 of the most highly capable assets in the world, and so we think they're going to be in demand as this recovery starts to take shape. We also believe assets of that technical spec, there's such a shortage of them 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call that we believe day rates could move fairly quickly. And so as we, kind of, look at the profile here, take delivery of one in late 2019, the other in late 2020 and don't have final payments on those until 2023, 2024 and so got a bit of time to see how this market plays out, and we certainly believe, by that point in time, that the contract terms and the day rates will certainly support the final payment in acquiring those assets. And I'll just, I'll --Mark, you have anything to add to that? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO No, absolutely, I think, exactly right. These are 2023 and 2024 final payments. So that gives us a lot of breathing room with regard to seeing a real market recovery. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Okay. Well, I think that's the answer. My follow-up, you've been beating --I mean, you've typically been beating analysts' estimates a lot more times than not and revenue overdelivery has been a fairly consistent theme. Can you discuss, ballpark, what you're capturing on your bonus opportunity across the contracts that apply? Because we can see your total fleet revenue efficiency that you report, but of course, we never get the audit on what you're capturing on bonuses, and that's one obvious explaining factor how you're doing better than we're modeling. Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Great question, Ian. And let me add a few points here, and then, I'll pass it over to Roddie to explain the bonus part of that a little better. So one thing that you know we've had to do with the new revenue standard is include reimbursables in revenue. So we have some of that every quarter, and it's impossible to try and forecast it. In addition, we've had 134 additional operating days in the third quarter. So you're seeing more activity, and you're seeing a pretty high level of revenue efficiency. And then during the certain quarters you may have additional collections or you may have provisions for doubtful debts creating fluctuations with regard to revenue recognition. So there's a lot of things moving around. But the biggest part, as you identified, is bonuses. Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, and I'll just add to that. So we're relatively conservative in that regard in terms of projecting what we may or may not receive. But we have a variety of bonus schemes, and some have a very large potential, and some have smaller potential, but we also have corresponding likelihood of collection numbers associated with them. So we tend not to give any guidance on that. But we have, in many occasions, picked up full bonuses, and of course, there's other occasions where we have not. So it really is a range of stuff all the way from contracts with 0 bonus available to them to contracts that have 10% and 15% and sometimes 20% of revenue available. Operator (Operator Instructions) The next question will come from Sasha Sanwal with UBS. Madhav Sanwal - UBS Investment Bank, Research Division - Director and Equity Research Analyst Yes, and so maybe firstly just to kind of get to the day rate question a different way. If I could ask about options, can you talk about whether the types of options that you were negotiating on the current contracts are changing? And whether they are priced or non-priced options? And is there any color you can share on discussions on further options being exercised? 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, sure. So as we've mentioned previously, we are very cautious as we went through the downturn not to make extensive commitments at low rates. So of the priced options that we do have, the ones that extend out significantly are escalating options that are moving up in rates. The other ones that extend out extensively are mutually agreed options. So that basically is a return to the negotiating table to see where the market is at that time. So the discussions, I would say, are really shifting towards a lot more direct negotiations than tenders previously, so that's typically a sign that the assets that the customers really want are becoming in shorter and shorter supply, so they come to us directly. And I would say, these triggering of options as we reported in the Fleet Status Report, we get quite a few of those. We've also had a couple of options that have lapsed for various different reasons, but it's --the option game is kind of playing out now, and our willingness to grant fixed-priced options going forward for any length of term is obviously diminishing sharply. Madhav Sanwal - UBS Investment Bank, Research Division - Director and Equity Research Analyst Great, it's helpful. And just an unrelated follow-up on reactivation. We're hearing some concerns about OEM capacity to deliver specifically on long lead time items for reactivations, kind of, given cutbacks in service departments during the downturn. If you could just share your thoughts there. Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director I mean it's certainly something that the industry faces through every cycle. And so it's really going to depend on the pace of the recovery and how much demand is placed on the OEMs at a single point in time. From our standpoint, the healthcare agreements that we have with all of the major OEMs are proving to be very helpful as if they very --connected collaborative approach with a lot of good open dialogue around planning and needs. And so as I mentioned in my prepared remarks, we're going to through the detailed reactivation plans on those assets we think are going to be in demand for reactivation first and working closely with the OEMs to make sure that we have schedules together where we don't have any significant delays. Operator The next question will come from Taylor Zurcher with Tudor Pickering & Holt. Taylor Zurcher - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Oil Service Research Maybe one for you, Roddie. We've touched on Brazil, haven't talked about Mexico. You've got 2 rigs going to work there pretty soon here, and just curious if you could give us your updated thoughts as it relates to how that market looks over the next 12 to 24 months. Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, so we've been discussing Mexico for a couple of quarters now. And we've always been quite excited about it. And I think we're happy to report that we've got one rig heading there right now, and with signature for the Asgard, we are taking that rig there in the first quarter as well. So that's pretty good. We --there's also the possibility that another one of our rigs will be assigned to Mexico. So we could be bouncing between 2 and 3 rigs in Mexico next year, which is really positive. One thing I would say is, there was a lot of question marks about the change in government and whether that was going to hold things up, and we're kind of happy to report that permitting is progressing very well. And in fact, one operator was telling me that their permitting had gone much quicker than expected. And in fact, they're now waiting on the rig contractors' permitting. So I think in terms of delivering what they promised, the government has stood up to that, and I don't think permitting is the issue that we thought it was going to be. And then, kind of, looking forward, there are --Petronas, Equinor,  Repsol, amongst others are in tendering phase for Mexico, and BP and Chevron are coming out soon. So I think we're seeing that there's already plenty of activity. There's several awards made plus we see a lot more in the pipeline. So Mexico is looking pretty positive. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call Taylor Zurcher - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Oil Service Research Okay. And then specifically, as it relates to the Discoverer Clear Leader, could you just give us a, kind of, a sense as to what the marketing strategy there is? I suspect that rig's well suited for some of these tenders coming out of Brazil and Mexico and probably most places in the world, but any update there as it relates to marketing strategy? Would you --are you looking for short-term work, more longer-term work? Or how you're thinking about putting that rig back to work moving forward? Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, so we're looking for the right opportunities to bring it back and... Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Long-term work at high day rates. Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations So as Jeremy said, yes. No, but really --yes, measured approach, not just throwing onto every opportunity that's out there. We're going to be avoiding the bottom of the market in terms of rates, and we're already seeing a good shift upwards in rates in all the basins around the world. So we'll be waiting for the right opportunity. Taylor Zurcher - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Oil Service Research Okay, one more if I could squeeze it in for the DD3 markets. Could you just frame for us how much of the reactivation and maintenance costs would be expensed Q3 versus Q4? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO So Q3 was about $15 million. Q4 should be about double that. Operator (Operator Instructions) The next question will come from Colin Davies with Bernstein Research. Colin Michael Davies - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst Seems interesting that some of the longer-term contracts that seem to be coming forward are predominantly from the NOCs or international NOCs. Can you perhaps give us some color as to the thinking going on in the majors versus the independent versus the NOCs? And whether there's a difference in willingness to engage in more aggressive pricing discussions? Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, I think --so the things you're probably not seeing are, kind of, the tenders that are not out there, and a lot of the direct negotiations stuff, right. So one of the themes that we've been tracking very closely is that the mix between the majors, the NOCs and IOCs is really reaching a nice balance now. Previously, the majors were absent simply because they were long on rigs from the better times, but now they have returned with a vengeance. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call And if we think about --Angola is about to kick off. We understand that their Sonangol stranded assets are close to being agreed and delivered, and that's expected in the first half of 2019. And in Angola alone, you've got Exxon, Eni, Total, BP, all getting ready to award work. And as we mentioned before, in Brazil and in Mexico, that's kind of dominated by the independents and the majors. So really, I think it's a balance. And I think we probably see that better than most, just simply because that's the pipeline of work that's coming forward, not just the announced awards. Colin Michael Davies - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst That's encouraging. And just a, sort of, more strategic follow-up. I was surprised and interested in your prepared remarks. You made some comments around still potentially looking at further opportunities, M&A opportunities perhaps. Perhaps, just a little bit more strategic conversation around how you see the endgame of the industry. Do you see perhaps a window closing as the market improves around what the further potential consolidation could be? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Well, I don't know that the window would close necessarily. But if the recovery does take shape the way we think it will, then asset values will certainly increase. And so we made the comment about the timing of the acquisition of Songa Offshore, since that time, at that purchase prices have increased 40%, and it's because of the strengthening in the market that we've seen in Norway for high-specification harsh environment semisubmersibles. We believe that a similar recovery could take shape in the ultra-deepwater market now that the exact timing and trajectory is still somewhat elusive. But no, I think there will still be opportunities out there. For us, right now, the most important thing is closing the Ocean Rig transaction and then recognizing the integration synergies that we've committed to and then putting those assets to work. And so that's our primary focus at this point in time. Operator The final question will come from Ian MacPherson with Simmons. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Just quickly a bit of a little devil's advocate to end on a happy note. We've --the speculative newbuild orders for harsh environment semi is doubled this quarter from 1 to 2. Not a big deal, but if we follow your optimism to its logical conclusion, how --with respect to the --a parallel cycle for ultra-deepwater drillships, how do we get comfortable with supplies staying --without a newbuild cycle coming sooner than later --if you guys are right on the shape of the recovery? And what are you seeing there with regard to animal spirits with some of the other players that you may see better than we do? Jeremy D. Thigpen - Transocean Ltd. - President, CEO & Executive Director Yes. Well, I mean, if you think about a speculative newbuild in the ultra-deepwater space right now, you're probably looking at, what, $600 million capital investment, maybe more. And day rates are currently sitting between, I mean, average in the Gulf of Mexico is probably between $150 to $160. I don't think that supports new investment. You'd have to see day rates run pretty fast and hard to get up to a day rate that would justify a newbuild. There are still a number of assets out there that are available to go to the market. So I can't personally envision a newbuild in the near term. But I don't know if you guys would add... Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Right. If you're referring to harsh environment, Ian, the rates there have improved quite dramatically, and we --within a half of the bonus you're going to quite easily see rates there right now are around about $330, $340, $350 area. That too doesn't support a newbuild despite the fact that 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call the ones you have seen ordered have been fairly lower-spec assets. Even these lower-spec assets are going to come out of the shipyard fully loaded with a price in the mid-$500s million to $600 million. So even though that market's recovered, you don't have day rates supporting that. And the folks, sort of, could not order them on exactly household names. So I would have a little bit of skepticism towards that as to whether they're really here to stay or just an opportunistic approach to trying blocking the rig and perhaps flip that if the market recovers over the next few years. Roddie Mackenzie - Transocean Ltd. - SVP of Marketing, Innovation & Industry Relations Yes, and, Ian, one thing I would add to the marketing side for ultra-deepwater is we are seeing a sharp uptick in interest for the very high-specification rigs. So there are several in the yard at the moment, including a couple of our own. So those super-high hook load dual BOP rigs, I think, you'll see them come out in the yard and go to work for improving day rates. You'll have to see that happen extensively before anyone turns their mind to newbuilds. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Yes, that all makes sense. Last one for me before I sign off. I'm sorry, Mark, I fell behind a little bit when you were giving the fourth quarter revenue guidance. Could you run through that for me one more time, the total and then the components? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Sure. Let me just get back to that page. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Sorry about that. Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO I think --yes, no problem. I said that we were going to be down 11% quarter-on-quarter. Part of that's because the Clear Leader has been --is going to be end of October. That amortization, it runs out. So that's the biggest struggle of that, and then we also got a couple of other contracts that are ending in the fourth quarter. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Okay. And then for reimbursables and the Songa intangibles' amortization, did you give those as well? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Yes. Songa's amortization is going to be right around $30 million per quarter. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Okay. So that's flat? 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 OCTOBER 30, 2018 / 1:00PM, RIG - Q3 2018 Transocean Ltd Earnings Call Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO Yes. Ian MacPherson - Simmons & Company International, Research Division - MD & Senior Research Analyst of Oil Service Reimbursables? Mark-Anthony Lovell Mey - Transocean Ltd. - Executive VP & CFO I think as per --that was $22 million. Operator This concludes the Q&A. Sir, I'll turn it back to you. Bradley Alexander - Transocean Ltd. - VP of IR Thank you, Brandon, and thank you to everyone for your participation on today's call. If you have any further questions, please feel free to contact me. We look forward to talking with you again when we report our fourth quarter 2018 results. Have a nice day. Operator Thank you. Ladies and gentlemen, this concludes today's event. You may now disconnect your lines. Have a great day. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved.